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                                                                    Exhibit 99.1
                                                                    ------------

                                                                    NEWS RELEASE


                                 PRESS RELEASE



                                                           For immediate release


          PHOENIX INTERNATIONAL EXITS APPLICATIONS SOFTWARE BUSINESS

Montreal, Quebec - January 4th, 2000- Phoenix International Life Sciences Inc. (NASDAQ: PHXI; TSE: PHX) today announced that it is exiting the commercial applications software business. This action results in a reduction of about 25 people in the company's Information Technology workforce. A project team of software specialists will be retained by Phoenix to service commercial clients and internal systems.

"We are focusing our resources on what we do best. Applications software is not our expertise. We remain committed to supporting our existing clients, but Phoenix will no longer be involved in the future development and sale of scientific software for the pharmaceutical industry," said Ian Lennox, CEO of Phoenix International.

Phoenix International earlier announced the spin-off of its scientific software division, Integraware. The intent of the new division was to independently develop and market new software for the pharmaceutical industry. Market conditions, Phoenix's need to gain access to the best applications software in development and a new focus on shareholder value prompted the change in strategic direction.

About Phoenix International

Phoenix International is one of the world's leading contract research organizations. The company is a global leader in early stage pharmaceutical development and has a growing presence in late stage pharmaceutical development. Headquartered in Montreal, Quebec, Phoenix International employs over 2,000 people in 19 countries around the world. Phoenix International is on the world-wide web at www.pils.com.

This release contains "forward-looking" statements regarding future results and events, including statements regarding expected future revenues, earnings and growth rates and goals and operating plans of management. Phoenix's actual future results may differ significantly from the results discussed in the forward-looking statements contained in this release. Factors that may cause such a difference include, but are not limited to: the inability of Phoenix to win new business at the levels required; the cancellation or delay of contracts; risks associated with the management of growth and the ability to attract and retain employees; risks of integrating newly acquired businesses; competition; any claims for patent infringement; unanticipated costs in connection with Year 2000conversion; the ability to obtain future financing; adverse regulatory developments; foreign exchange rate fluctuations; and uncertainty surrounding the Euro.
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FOR MORE INFORMATION, PLEASE CONTACT:

MEDIA:
Richard Gareau
Director of Communications
Phoenix International Life Sciences Inc.
Tel: (514) 333-0033, extension 4638
E-mail: richard.gareau@pils.com

ANALYST CONTACT:
DAVID MOSZKOWSKI, C.A.
Senior Vice President and Chief Financial Officer
Phoenix International Life Sciences Inc.
Tel: (514) 333-0033 Fax: (514) 335-8351
E-mail: david.moszkowski@pils.com